[ING FUNDS LOGO]

April 7, 2014

VIA EDGAR

Ms. Naseem Nixon

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Strategic Allocation Portfolios, Inc.

(File Nos. 033-88334; 811-08934)

ING Balanced Portfolio, Inc.

(File Nos. 033-27247; 811-05773)

ING Intermediate Bond Portfolio

(File Nos. 002-47232; 811-02361)

ING Money Market Portfolio

(File Nos. 002-53038; 811-02565)

ING Variable Funds

(File Nos. 002-51739; 811-2514)

ING Variable Portfolios, Inc.

(File Nos. 333-05173; 811-07651)

Dear Ms. Nixon:

This letter responds to comments provided to Jay Stamper on or about March 27, 2014, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment Nos. 47, 52, 85, 79, 91, and 70 (each, an “Amendment” and collectively, the “Amendments”) to the Registration Statements of ING Strategic Allocation Portfolios, Inc., ING Balanced Portfolio Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Variable Funds, and ING Variable Portfolios, Inc., (each a “Registrant” and collectively, “Registrants”), respectively, filed on or about February 11, 2014, to the Registration Statement on Form N-1A for each Registrant. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

General Comments

1.	Comment: The Staff requested that the Registrants confirm that all missing or bracketed information in each prospectus or SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response: The	Registrants so confirm.

2.	Comment: With regard to disclosure that appears before the table in the section entitled “Distribution Plan and Shareholder Servicing Plan,” the Staff requested that the Registrants clarify that the fees referenced are “Distribution and Shareholder Service” fees.

Response: The	Registrants have revised the disclosure as requested.

Ms. Naseem Nixon

U.S. Securities and Exchange Commission

April 7, 2014

3.	Comment: With respect to the Average Annual Total Returns tables, the Staff requested clarification as to why there is no reference in the table for the footnote that states “Reflects index performance since the date closest to the Class’ inception for which data is available” (Footnote No. 2 for most Portfolios).

Response:             The footnote has been removed.

4.	Comment: With respect to those Portfolios that disclose an “Investment Model” risk, the Staff noted that the risks associated with quantitative model analysis should also be included.

Response:             The Registrants have revised the “Investment Model” risk to include, where appropriate, risks associated with quantitative model analysis.

5.	Comment: The Staff requested that pursuant to Item 9(a) of Form N-1A, the Registrant restate the investment objectives of each Portfolio prior to the section entitled “Additional Information about the Investment Objectives.”

Response:             The Registrants appreciate the Staff’s comment but the Registrants believe that the information included in Item 2 is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(a). The Registrants’ presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.” This presentation is also followed by other funds in the industry.

6.	Comment: The Staff requested that, with respect to the manner in which the Portfolios appear to be actively managed, the Registrants consider moving the discussion of “Manager Risk” to the principal risk disclosure included within the summaries, as well as to the section “Additional Information about the Portfolio’s Risks.”

Response:             The Registrants appreciate the Staff’s comment and will consider moving the disclosure in future filings.

7.	Comment: The Staff requested that the Registrants confirm that the derivatives disclosure, for any Portfolio that invests in derivative instruments, describes specific derivative instruments, and their related risks, that a Portfolio will use to achieve its investment objective and avoid using general language. The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Ms. Naseem Nixon

U.S. Securities and Exchange Commission

April 7, 2014

Response:             The Registrants confirm that the principal investment strategies for those Portfolios that invest in derivatives reflect the purpose(s) of their use in the Portfolios’ principal investment strategies and the Registrant confirms that the appropriate applicable related risks have also been included. The Registrant believes that these disclosures are in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

Portfolio Specific Comments

ING Balanced Portfolio

8.	Comment: The Staff requested that, with respect to the amount of investment in securities of emerging markets, the Registrant identify any limitations and, if there are no such limitations, to please state so in correspondence.

Response:             The Portfolio has no limitations with respect to the amount of assets it may invest in securities of emerging markets.

9.	Comment: The Staff requested that the Registrant consider adding disclosure in the 2nd paragraph of the portfolio’s principal investment strategies regarding the use of the term “Balanced” in the name of the Portfolio. Please see Rule 35d-1 and adopted releases.

Response:             The Registrant appreciates the Staff’s comment but submits that pursuant to footnote 42 to the Investment Company Act of 1940 Release No. IC 24828, “Balanced” funds are not subject to Rule 35d-1.

10.	Comment: The Staff requested that the Registrant include the reference to “junk bonds” in the section of the portfolio’s principal investment strategies in the summary section that references the Portfolio’s investments to gain exposure to “high yield bonds,” as well as adding the reference to “junk bonds” in the Additional Information section in Item 9 with when discussing “high yield bonds.”

Response:             The Registrant has revised the disclosure as requested.

11.	Comment: The Staff requested that the Registrant update the “Credit Default Swaps” risk to the more fulsome version used by ING Strategic Allocation Portfolios.

Response:             The Registrant has revised the disclosure as requested.

ING Global Value Advantage Portfolio

12.	Comment: In reviewing the first paragraph of the portfolio’s principal investment strategies which describes the portfolio’s investments in equity securities that may include “convertible securities,” and associating this term with the “Credit” and “Interest Rate” risks, the Staff requested that the Registrant consider clarifying “convertible securities” for instances of investments in bonds, or to update the risks’ disclosures accordingly.

Response:             The Registrant appreciates the Staff’s comment but the Registrant believes that the term “Convertible Securities” in the context referenced above is understood

Ms. Naseem Nixon

U.S. Securities and Exchange Commission

April 7, 2014

to mean that certain equity securities could be converted to bonds. In addition, references are made in the “Convertible Securities” risk to credit and interest rate risks.

ING Index Plus LargeCap Portfolio, ING Index Plus MidCap Portfolio, ING Index Plus SmallCap, and ING Small Company Portfolio

13.	Comment: With respect to the risk entitled “Derivative Instruments,” the Staff requested that the Registrant consider revising this risk to include “index futures” which would appear to be in use according to the strategy disclosure within the Portfolios.

Response:            The Registrant appreciates the Staff’s comment but does not believe additional disclosure is necessary.

ING Strategic Allocation Conservative Portfolio, ING Strategic Allocation Growth Portfolio, and ING Strategic Allocation Moderate Portfolio

14.	Comment: With respect to the 4th paragraph of the portfolios’ principal investment strategies in which the Underlying Funds include exposure to cash and other asset classes, the Staff requested that the Registrant consider adding a cash position risk to each of the Portfolios.

Response:            The Registrant has included the risk as requested.

15.	Comment: In reviewing the Principal Investment Strategies, in which the Portfolios discuss investments that may include “index plus” funds, the principal risks do not include an index strategy risk. The Staff requested that the Registrant consider adding an index strategy to each of the Portfolios, if applicable.

Response:            The Registrant has included the risk as requested.

16.	Comment: In reviewing “Additional Information about the Risks,” the Staff requested that the Registrant consider adding the risk for “Credit Default Swaps.”

Response:            The Registrant will include the risk as requested.

17.	Comment: In reviewing “Key Information about the Underlying Funds,” the Staff requested that the Registrant define the term “NRSRO” included in the ING High Yield Bond Fund’s Main Investments section.

Response:          The Registrant has revised the disclosure as requested.

* * * * * * * * * * * *

Ms. Naseem Nixon

U.S. Securities and Exchange Commission

April 7, 2014

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management – ING Funds

cc:	Huey P. Falgout, Jr., Esq.
Goodwin Procter LLP

Attachment A

[ING FUNDS LOGO]

April 7, 2014

VIA ELECTRONIC MAIL AND EDGAR

Ms. Naseem Nixon

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

ING Strategic Allocation Portfolios, Inc.

(File Nos. 033-88334; 811-08934)

ING Balanced Portfolio, Inc.

(File Nos. 033-27247; 811-05773)

ING Intermediate Bond Portfolio

(File Nos. 002-47232; 811-02361)

ING Money Market Portfolio

(File Nos. 002-53038; 811-02565)

ING Variable Funds

(File Nos. 002-51739; 811-2514)

ING Variable Portfolios, Inc.

(File Nos. 333-05173; 811-07651)

Dear Ms. Nixon:

ING Strategic Allocation Portfolios, Inc., ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Variable Funds, and ING Variable Portfolios, Inc. (the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Funds